U. S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D. C. 20549

                                     FORM 3
             INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

         Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
         Section 17(a) of the Public Utility Holding Company Act of 1935 or
         Section 30(f) of the Investment Company Act of 1940

1.       Name and Address of Reporting Person*

         (Last)    Sutton      (First) Mike         (Middle)
         (Street) 541 Sterling Drive
         (City)Richardson        1(State)  TX                (Zip)   75081

2.       Date of Event Requiring Statement (Month/Day/Year)    3/14/01

3.       IRS or Social Security Number of Reporting Person (Voluntary)

4.       Issuer Name and Ticker or Trading Symbol Microwave Transmission
         Systems, Inc.

5.       Relationship of Reporting Person to Issuer

           (Check all applicable)

         ( X )    Director                         ( )    10% Owner
         (   )    Officer (give title below)       ( )    Other (specify below)


6.       If Amendment, Date of Original  (Month/Year)

7.       Individual or Joint/Group Filing    (Check applicable line)

         ( X )    Form Filed by One Reporting Person


         (   )    Form Filed by More than One Reporting Person

         Table I -- Non-Derivative Securities Beneficially Owned

          1.   Title of Security            2.  Amount of Securities       3.  Ownership Form:              4.  Nature of
               (Instr. 4 )                      Beneficially Owned             Direct (D) or Indirect (I)       Indirect
                                                (Instr. 4)                     (Instr.  5)                      Beneficial
                                                                                                                Ownership(Instr.  5)
              Common Stock                             6,000                          D

 *       If the Form is filed by more than one Reporting Person, see Instruction
         5(b)(v)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

              Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)



1. Title of Derivative Security     2. Date Exer-   3.  Title and Amount of       4. Conver-  5. Owner-    6.  Nature of Indirect
     (Instr.  4)                       cisable and      Securities Underlying        sion or     ship          Beneficial Ownership
                                       Expiration       Derivative Security          Exercise    Form of       (Instr. 5)
                                       Date (Month/     (Instr. 4                    Price of    Deriv-
                                       Day/Year)                                     Deriv-      ative
                                                                                     ative       Security
                                       Date    Expira-        Title      Amount or   Security    Direct (D)
                                       Exer-   tion                      Number of               or Indirect
                                       cisable Date                         Shares               (I) (Instr. 5)








Explanation of Responses:


/s/ Mike Sutton                                           4/5/01
--------------------------------
**Signature of Reporting {Person)                         Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

         See 18 U.S.C.     1001 and 15 U.S.C.    78(ff)(a)

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient. See Instruction 6 for procedure.

         Alternatively, this form is permitted to be submitted to the Commission in electronic format at the option of the reporting person pursuant to Rule 101(b) (4) of Regulation S-T.